NEWS RELEASE

June 29, 2017

Nevsun Reports New Lower Zone Drill Results at Timok

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT:NSU) (“Nevsun” or the “Company”) is pleased to announce new assay results from on-going drilling of the Lower Zone at the Timok copper-gold project (“Timok Project”).

HIGHLIGHTS

  Drilling continues to confirm grade, continuity and thickness of the Lower Zone
  New porphyry copper intersections include:
    0.80% Cu and 0.22g/t Au over 798.1m in TC170131A (1.11% Cu equivalent)
    1.01% Cu and 0.18g/t Au over 336.1m in TC160118 (1.27% Cu equivalent)
    1.02% Cu and 0.25g/t Au over 327.0m in TC160125D (1.38% Cu equivalent)
    1.18% Cu and 0.29g/t Au over 238.7m in TC160125B (1.59% Cu equivalent)
  Intersections estimated to be near true width
  Cu equivalent calculated as 1g/t Au = 0.7% Cu
  Drilling targeted completion in late 2017

Nevsun CEO, Peter Kukielski, commented, “The Lower Zone assays reported today are part of an on-going $20 million drilling program with our joint venture partner Freeport-McMoRan aimed at defining the large footprint of the Timok Lower Zone mineralization.  There are currently 12 drills in operation on the program with a target date for completion in late 2017.”

Detailed drill results, sections and a plan map of drill hole locations are attached to this news release.  Holes are designed to intersect the porphyry mineralization at near 100% of true width.

Timok Copper-Gold Project

The Timok Project is located in eastern Serbia near the Bor mining and smelting complex. The Timok Project is focussed on the Cukaru Peki (“Timok”) deposit which includes the high grade Upper Zone (characterized by massive and semi-massive sulphide mineralization) and the Lower Zone (characterized by porphyry-style mineralization).

This news release is solely about the Lower Zone.  For recent information on the Upper Zone, please refer to the Company’s news release dated February 27, 2017 and the Q1 results dated April 27, 2017.

Geology of the Timok Lower Zone

The Lower Zone consists of porphyry-type mineralization characterized by chalcopyrite-pyrite and minor bornite and molybdenite occurring as disseminations and within quartz and quartz-magnetite stockwork veinlets. Anhydrite veins are common. Within the Lower Zone, porphyry-type potassic alteration is preserved locally but generally overprinted by sericite-clay, argillic and advanced argillic alteration. The latter overprinting also brings occasional covellite-pyrite mineralization. The host rocks are predominantly volcanic andesite, andesite breccia and andesitic porphyry. The geometry of the Lower Zone remains to be fully defined.  Its top is about 700 metres below surface and has been traced down to depths in excess of 2,000 metres.

Quality Assurance

Drill core samples were collected in accordance with protocols that are compatible with accepted industry procedures and best practice. The Company conducts its own analysis of QAQC generated by the systematic inclusion of certified reference materials, blank samples and duplicate samples. The analytical results from the quality control samples have been evaluated and have been demonstrated to conform to best practice standards.

Mr. Peter Manojlovic, P.Geo., Nevsun’s VP Exploration, is a Qualified Person as defined by NI 43-101.  Mr. Manojlovic has reviewed the technical content of this press release and approved its dissemination.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cash flow from its 60% owned copper-zinc Bisha Mine in Eritrea.  Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the timing and success of improving the quality of the copper circuit product by resolving the metallurgical challenges from the variable ore materials being processed to produce concentrate from the copper circuit; (x) the effect on resource or reserve estimates due to the possible inability to resolve the metallurgical challenges on the variable ore materials being processed on a timely basis or at all; and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com

Figure 1:  Surface Plan Map Showing Location of Current Lower Zone Drill Holes

Table 1: 2017 Timok Lower Zone Drilling Results

Holes are drilled to intersect the porphyry copper zone near perpendicular and are estimated to be close to true thickness.

Table 2: Collar Details

Figure 2:  Section A – A’

Refer to Table 1 for Intersection Interval Grades and Thicknesses

Figure 3:  Section B – B’

Refer to Table 1 for Intersection Interval Grades and Thicknesses

Figure 4:  Section C – C’

Refer to Table 1 for Intersection Interval Grades and Thicknesses

Figure 5:  Section D – D’

Refer to Table 1 for Intersection Interval Grades and Thicknesses

Figure 6:  Section E – E’

Refer to Table 1 for Intersection Interval Grades and Thicknesses